EXHIBIT 99.7
January 18, 2008 CNBC Media Interview on the Financial Performance of Wipro Limited for the Quarter ended December 31, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Girish Paranjpe President — Financial Solutions SBU
Sudip Banerjee President — Enterprise Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
Anchor1: Suresh Senapaty, good morning to you. Your guidance seems a bit muted for next quarter. What does the future look like?
Suresh Senapaty: I think the Q3 results have been very satisfactory with about $910 million as sequential growth of 14% and 42% YOY growth. Acquisitions have panned out well. New customer additions are good. Financial services grew at 9.8%. About 7% sequential growth we’ve got in the US geography. We added 39 customers, 25 of them are in the US. Overall the outlook continuous to look good.
We are in touch with customers and various customers’ survey reports seem to be encouraging. Yesterday’s statement by the Fed Chairman also looked like that there will be no recession but maybe little bit of muted growth. From that perspective we think the certainty is there and we think there will be an opportunity for companies like us and that has been reflected in the sequential growth of $955 million guidance that we have given for the current quarter.
Anchor1: Your global IT margins have gone down 1% and in many segments we note that there have been small slippages in margins, do you expect that to continue?
Suresh Senapaty: If you look at the overall margin from 22.4% it has come down to 21.4% but about 1.1% decline has been because of the acquisition of Infocrossing. But for this the margin has been flattish with a tone of expansion because it is 22.56% versus 22.5% in the previous quarter. So, overall there is an improvement despite the fact that we had a full comp in Q3 as well as the foreign exchange impact of about 0.8%. We are able to get an overall blended price increase of about 0.5%, 1.3% in the onsite realizations and there has been improvement in the bulge. So net-net we have been able to make sure that the margins are flat with a positive tone.
So as far as the current quarter is concerned as of 1st of January we will give a compensation increase for our onsite employees which will have an adverse impact of about 1%. So we think but for the exchange for the current quarter while there are multiple levers on which we think we can further make improvements and this kind of pressures would be there, we think the operating margin in the current quarter will be in a narrow range.
Anchor 2: Girish, morning can you just talk specifically about what’s happened in the BFSI space, what kind of pipeline you have and I believe you’ve indicated that some clients have delayed decision making, does that relate to your space and what does is it mean exactly?

Girish Paranjpe: Yeah we’ve had a very good quarter, almost 10% sequential growth and some outstanding wins. While the financial industries going through some amount of churns specifically in the US, at least we have not seen any direct impact of that churn on our operations. There are two types of spends that happens in IT. One is what we call run the bank and the other is change the bank. So as far as run the bank spend is concerned, that doesn’t get affected no matter what happens because that is required for day-to-day running of business. It’s only the change the bank spend, which is discretionary which can get reprioritized. But as I can see for us so far there has been no impact of any turmoil that has happened. While we will wait to see till the end of this quarter how it all pans out, we still think business is going to be good for the 2008 as well.
Anchor 2 : Suresh Vaswani, what’s happened on the IT practices side and can you just quantify what kind of price increases you hope to get in the next few quarters because the market is watching for that carefully as well?
Suresh Vaswani: IT practices continue to be a growth driver for Wipro. It is a strong differentiator for Wipro. In testing side, our specialized testing services and our vertical solutions continues to do well. On our package implementation side, we continue to win large package implementation and rollout contracts. Our infrastructure services practice continues to lead in that segment. We are leaders there and we’ve completed the acquisition of Infocrossing and we are now seeing a good healthy funnel build up in context with the joint value proposition of our TIS Practice and Infocrossing. Specifically on rate, our practices which are strongly differentiated especially our package implementation practice — they are on the leading edge so far as pricing is concerned and we will use them as vehicles to drive our pricing up going forward.
Anchor1 : Sudip, could you tell us what your expectations are from two spaces, Telecom importantly and Retail and whether you see any signs of slow down from there because some of the large companies in the US are showing a lot of pain?
Sudip Banerjee: In Retail, we’ve had some very good wins in the last quarter and we will see further growth in the retail segment. In fact this quarter also we had retail growing much above company average almost close to 10% sequential growth. As far as Telecom is concerned, the IT spend in the Telecom space has not changed. We had good growth in that space in Q3 and forecast for Q4 is also healthy. We continue to see RFP inflows, customer visits and get called for due diligence after short listing. We hope to be able to close four or five large contracts within the next three months which will give us a solid base as we go into ‘08-’09.
Suresh Senapaty: And just to supplement, I think in the tech business we’ve got in Q3 a 7.7% sequential growth that is good. This has happened both in the engineering side as well as the service provider side. Overall tech business is seeing significant uptick as we have demonstrated in Q3.
Suresh Vaswani: I would just like to emphasize about what is happening in our domestic market. Wipro Infotech, which addresses our domestic business has had a very defining quarter. We won our largest total outsourcing contract from Aircel. This contract is a landmark contract. It’s a nine year transformational total outsourcing contract and for this customer, we will in addition to managing the IT operations, actually completely transforming their IT landscape to meet their growth plans in future and to meet their business requirements in future.
Anchor1: Okay gentlemen, thanks very much for joining.